Exhibit 99.1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Iris Wu, Manager irissh_wu@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com	US contact: Echo Lin, Senior Associate echolin@iselabs.com +1.510.687.2491	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

ANNOUNCES MONTHLY NET REVENUES

Taipei, Taiwan, R.O.C., may 8, 2018 – Advanced Semiconductor Engineering, Inc. (NYSE: ASX, TAIEX: 2311, “ASE” or the “Company”), announces its unaudited consolidated net revenues for April 2018.

Consolidated net revenues (unaudited)

	Apr	Mar	Apr	Sequential	YoY
(NT$ Million)	2018	2018	2017	Change	Change
Net Revenues	22,486	22,371	20,490	+0.5%	+9.7%

	Apr	Mar	Apr	Sequential	YoY
(US$ Million)	2018	2018	2017	Change	Change
Net Revenues	771	766	675	+0.7%	+14.3%

Net revenues for the ATM assembly testing and material business are as follows:

atm net revenues (unaudited)

	Apr	Mar	Apr	Sequential	YoY
(NT$ Million)	2018	2018	2017	Change	Change
Net Revenues	12,524	13,212	12,475	-5.2%	+0.4%

	Apr	Mar	Apr	Sequential	YoY
(US$ Million)	2018	2018	2017	Change	Change
Net Revenues	430	452	411	-5.0%	+4.6%

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2017 Annual Report on Form 20-F filed on March 28, 2018.